Filed Pursuant to Rule 433

Registration Statement No. 333-186112

January 22, 2013

Denbury Resources Inc.

Pricing Term Sheet

Issuer:	Denbury Resources Inc.

Security Description:	Senior Subordinated Notes

Distribution:	SEC Registered

Aggregate Principal Amount:	$1,200,000,000

Gross Proceeds:	$1,200,000,000

Net Proceeds (Before Expenses):	$1,182,000,000

Coupon:	4.625%

Maturity:	July 15, 2023

Offering Price:	100.000% of face amount, plus accrued interest, if any

Yield to Maturity:	4.625%

Spread to Benchmark Treasury:	279 bps

Benchmark Treasury:	UST 1.625% due 11/15/22

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2013

Optional Redemption:

Make-whole call at T+50 until January 15, 2018

On or after January 15, 2018: 102.313%

On or after January 15, 2019: 101.542%

On or after January 15, 2020: 100.771%

On or after January 15, 2021 and thereafter: 100%

Equity Clawback:	Prior to January 15, 2016, up to 35% may be redeemed at 104.625%

Trade Date:	January 22, 2013

Settlement:	T+10; February 5, 2013

CUSIP:	24823U AH1

ISIN:	US24823UAH14

Denominations:	2,000x1,000

Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

J.P. Morgan Securities LLC

Credit Suisse Securities (USA) LLC

Wells Fargo Securities, LLC

RBC Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Co-Managers:

Scotia Capital (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

UBS Securities LLC

Capital One Southcoast, Inc.

CIBC World Markets Corp.

Comerica Securities, Inc.

U.S. Bancorp Investments, Inc.

ING Financial Markets LLC

SunTrust Robinson Humphrey, Inc.

KeyBanc Capital Markets Inc.

SMBC Nikko Capital Markets Limited

Fifth Third Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 222 Broadway, 11th Floor, New York, NY 10038, Attention: Prospectus Department or by calling 800-294-1322 or emailing: dg.prospectus_requests@baml.com.

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